Exhibit 99.1

AVG Announces August 2016 Extraordinary General Meeting of Shareholders

AMSTERDAM, July 13, 2016 – AVG Technologies N.V. (NYSE: AVG), the online security company™, announces that an Extraordinary General Meeting of Shareholders of AVG (the EGM), in relation to the purchase agreement in which Avast will offer to purchase all of the outstanding ordinary shares of AVG for $25.00 per share in cash, for a total consideration of approximately $1.3B, will be held on August 23, 2016 at 10:00 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands. The announcement will be published in a Dutch newspaper on July 14, 2016. The record date for this EGM is July 26, 2016.

The notice and agenda of the EGM and the supplementary materials relating to the EGM, the proposals to amend the Articles of Association of AVG and the explanatory notes thereto are all available free of charge at the Investor Relations page (Shareholders Meetings section under Corporate Governance) of AVG’s website at investors.avg.com. The notice and agenda of the EGM (which have been filed with the SEC on a Form 6-K), are also available on the SEC’s website at www.sec.gov. Interested parties may request a complimentary paper copy of any of the foregoing documents by contacting AVG’s investor relations department.

About AVG Technologies (NYSE: AVG)

AVG is the leading provider of software services to secure devices, data and people. AVG’s award-winning consumer portfolio includes internet security, performance optimization, location services, data controls and insights, and privacy and identity protection, for mobile devices and desktops. The award-winning AVG Business portfolio, delivered through a global partner network, provides cloud security and remote monitoring and management (RMM) solutions that protect small and medium businesses around the world. For more information visit www.avg.com.

All trademarks are the property of their respective owners.

www.avg.com

investors.avg.com

Additional Information and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of AVG or any other securities, nor is it a substitute for the tender offer materials that Avast will file with the SEC. The solicitation and offer to purchase ordinary shares of AVG will only be made pursuant to an Offer to Purchase, a related letter of transmittal and certain other tender offer documents. At the time the tender offer is commenced, Avast will file a tender offer statement on Schedule TO, including an Offer to Purchase, a related letter of transmittal and certain other tender offer documents, and AVG will file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC, each with respect to the tender offer. The tender offer statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents) and the solicitation/ recommendation statement will contain important information. AVG’s shareholders are urged to read the tender offer statement and Solicitation/Recommendation Statement, as they may be amended from time to time, as well as any other relevant documents filed with the SEC, when they become available, carefully and in their entirety because they will contain important information that holders of AVG’s securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of ordinary shares of AVG at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by AVG will be available free of charge on AVG’s website at investors.avg.com. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, AVG files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by AVG at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. AVG’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts:

US: Bonnie McBride Tel: +1 415 806 0385 Email: bonnie.mcbride@avg.com IR team email: ir@avg.com Press information: http://now.avg.com	Europe: Camelia Isaic Tel: +420 702 205 848 Email: camelia.isaic@avg.com

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